FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial
Responsibility or Connected Persons

Vesting of conditional share awards under the
GlaxoSmithKline Share Value Plan

This notification sets out the vesting of awards over Ordinary Shares and American Depositary Shares (ADS) in GlaxoSmithKline plc, made in 2011 under the GlaxoSmithKline Share Value Plan (SVP), which were conditional on continued employment with the GlaxoSmithKline group.

The three-year vesting period for the 2011 SVP awards, which commenced on 24 February 2011, has now ended. The awards made to the connected persons Persons Discharging Managerial Responsibility (PDMR) vested on 24 February 2014 and details are given in the table below.

Name of Director / PDMR	Name of Connected person	Number of Ordinary Shares vested	Number of ADS vested
Mr P Thomson	Mrs K Thomson	2,210
Dr M Slaoui*	Mrs K Slaoui		2,450
* Denotes an Executive Director

The Company and the above individuals were advised of these transactions on 25 February 2014.

The fair market values of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 24 February 2014 were £16.83 and US$55.75 respectively.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

Sonja Arsenić
Corporate Secretariat

25 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 25, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc